September 24, 1996

The cash dividend will be payable to common stockholders of record on Oct. 1, 1996.

Interpool stated that the aggregate amount of this dividend is expected to be approximately $865,000.00. The amount of the dividend is based upon Interpool's anticipated earnings for the third quarter ending Sept. 30, 1996.

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. In addition to Interpool's 278,000 TEU container fleet, its chassis fleet has approximately 54,000 chassis. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

    CONTACT: Interpool Inc., New York
             Raoul J. Witteveen, 212/986-3388